Commission File Number: 1-6686

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): Form N-SAR	Form 10-K Form N-CSR	Form 11-K	Form 20-F	Form 10-Q

For Period Ended: March 31, 2005

Transition Report on Form 10-K	Transition Report on Form 10-Q
Transition Report on Form 20-F	Transition Report on Form N-SAR
Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant: The Interpublic Group of Companies, Inc.

Former name if applicable N/A

Address of principal executive office (Street and number) 1114 Avenue of the Americas

City, state and zip code New York, NY 10036

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof will befiled on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Interpublic Group of Companies, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the “First Quarter 2005 Form 10-Q”) by May 10, 2005 because it has not completed the preparation of its consolidated financial statements as of and for the quarter ended March 31, 2005. The delay in preparation of the Company’s financial statements is attributable to the breadth of the additional internal work and analysis required due to the material weaknesses management has identified as part of its assessment of the Company’s internal control over financial reporting and to the need to determine whether certain matters will require a restatement of financial statements for prior periods. The Company is not yet able to announce a date for the filing of its First Quarter 2005 Form 10-Q and release of earnings for the quarter ended March 31, 2005. For further discussion of the material weaknesses and the potential restatement, please refer to the Company’s Current Report on Form 8-K dated March 17, 2005 (Item 8.01 of which is incorporated by reference herein) and Current Report on Form 8-K dated March 31, 2005 (Item 8.01 of which is incorporated by reference herein), filed with the Securities and Exchange Commission on March 17, 2005 and April 5, 2005, respectively.

PART IV
OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification.

Nicholas J. Camera, Senior Vice-President, General Counsel and Secretary	(212)	704-1200

(Name)	(Area	(Telephone
	Code)	Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes No

     The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the factors discussed above, the Company is unable at this time to present an estimate of its results of operations for the quarter ended March 31, 2005.

The Interpublic Group of Companies, Inc.
(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2005	By:	/s/ Nicholas J. Camera

Nicholas J. Camera Senior Vice President, General Counsel & Secretary